

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via E-Mail
James W. Preuninger
Chief Executive Officer
Amber Road, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **Re:** **Amber Road, Inc.**
> **Confidential Draft Registration Statement No. 3 on Form S-1**
> **Submitted on October 24, 2013**
> **CIK No. 01314223**

Dear Mr. Preuninger:

We have reviewed your letter dated October 24, 2013, and the above-referenced draft registration statement. Where we reference prior comments, we are referring to our October 2, 2013 letter.

Overview, page 1

1.   We note your response to prior comment 3. Please further revise to explain clearly how product costs can be reduced by 25% or more, and explain how you have extrapolated this figure from the referenced duties and tax schedule. Further as requested in our prior comment, ensure that you disclose the range of savings achieved, expressed as maximum and minimum amounts, and also disclose the nature of the distribution of cost savings experienced.

Business

Our Customers, page 79

2.   We note that you disclose average revenues from enterprise and mid-market customers for 2012. Please tell us whether you considered providing average revenues from enterprise and mid-market customers in this section for 2011 and 2010.

3.   Please include a narrative discussion of information you provided in response to prior comment 9. Ensure that any revenue averages are tied to specific periods.

Certain Relationships and Related Party Transactions, page 104

4.　　In response to prior comment 11, you state that Mr. Kae-por F. Chang's employment letter is not a material contract under Item 601(b) of Regulation S-K. However, it appears that this contract is required to be filed pursuant to Item 601(b)(10)(ii)(A). Accordingly, please file this agreement or provide us with your analysis of why such agreement is not required to be filed. Further, ensure that you provide a materially complete description of the economic terms of the Share Purchase Agreement, including any material rights and obligations of Mr. Chang and the Company under the agreement.

Exhibit Index, page II-6

5.　　Any comments related to your requests for confidential treatment will be conveyed separately.

Consolidated Financial Statements

Note 8. Stockholders' Equity

(m) Restricted Stock, page F-27

6.　　We note from your response to prior comment 53 of our letter dated August 8, 2013 that variable accounting has been applied to your vested restricted stock awards and liability classification is appropriate. Please tell us in which liability line item you are recording these adjustments. In this regard, it would appear per your Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Shareholders' Deficit on pages F-6 and F-7 that you are currently recording these adjustments in Common stock. Please advise.

　　　You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　/s/ Mark P. Shuman

　　　　　　　　　　　　　Mark P. Shuman
　　　　　　　　　　　　　Branch Chief - Legal

cc:　　Via E-Mail
　　　Ira L. Kotel, Esq.
　　　Dentons US, LLP